Filed by optionsXpress Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.
Commission File No.: 001-32419

optionsXpress Merger with Schwab

Employee FAQs

Q1: How do we fit within Schwab, and who do we work for?

A1: We will be the Center of Excellence for Options, Futures, and Forex Trading for the entire Schwab business (including Institutional Services) – we will formally be part of Schwab Investor Services (what they call their retail business) led by Ben Brigeman. Schwab has 8 million client brokerage accounts, 1.4 million corporate retirement plan participants, 710,000 banking accounts, and $1.6 trillion in client assets, and is headquartered in San Francisco.

Q2: Will there be lay-offs? Will people lose their jobs? Will I be fired?

A2: Schwab wants us to grow, not shrink — some jobs will change, and each one of us has to perform to keep our jobs. We will be responsible for options, futures and forex for the combined organization. This is more responsibility, not less. If people’s jobs change, we will work to help them with the change.

Q3: What will happen to my part of optionsXpress?

A3: David Fisher and the executive team will continue to run the business much like it has run for the past ten years. After closing (anticipated for the second half of 2011 after regulatory approval), a transition team will work to fit our business and people together with Schwab to get the best results for all of our customers.

Q4: I own stock and/or have options, what will this mean to me?

A4: Nothing will change until the merger closes. When the merger closes, your unvested stock grants and outstanding options (both vested and unvested) will be converted into Schwab stock and options that will vest under the same terms the stock/options were issued originally. The number of shares you were granted will be increase and the exercise price of your options will be decreased based on the conversion price of 1.02:1.00.

For stock grants, you will receive [1.02] x [the number of optionsXpress shares you were granted]. For option grants, you will receive [1.02] x [the number of optionsXpress options you were granted] and the strike price will be [original strike price] / [1.02].

Q6: What will change in bonuses and benefits?

A6: Our current bonus plan will remain in place for this year and our benefit plans will stay in place for now. Overtime, our benefits may merge with Schwab’s. Schwab is a Fortune 500 company with benefits generally inline or better than ours.

March 21, 2011

Merger with Schwab Employee FAQs

Q7: Are we moving to San Francisco?

A7: Nope.

Q8: Are we changing our name?

A8: Nope.

Q9: What should I do different tomorrow?

A9: Nothing. Our number one focus needs to continue to be our customers.

Q10: What should I do if customers have question?

A10: The most important thing is that it’s business as usual. optionsXpress is going to be around for a long time to come, delivering great technology and world-class service to our customers. You can look at David’s email to customers and the customer FAQs, both on Xpressway, for guidance. If a customer asks a question that you do not know the answer to, be honest and tell them you don’t know. Remember, uncertainty can be scary, so it’s important to be reassuring and considerate.

Options involve risk and are not suitable for all investors. Please read Characteristics and Risks of Standardized Options (PDF) or available by calling 1-888-280-8020 or 312-629-5455.

© 2011 optionsXpress, Inc. Member FINRA, SIPC, CBOE, ISE, ArcaEX, BOX, PHLX, and NFA.

*Barron’s, March 14, 2011, 16th annual survey, Rating Online Brokers. optionsXpress awarded 4.0 stars out of 5 in overall ratings. Overall ratings based on Usability, Trade Experience, Trading Technology, Range of Offerings, Research Amenities, Portfolio Analysis & Report, Customer Service & Access, and Costs. Barron’s is a registered trademark of Dow Jones & Company, Inc. (C) 2011.

American Customer Satisfaction Index, February 2011, Quarterly Index for E-Commerce, ranked Charles Schwab highest in customer satisfaction among online broker. ACSI is a registered trademark of ACSI LLC.

Fortune Magazine, March 21, 2011, World’s Most Admired Companies, ranked Charles Schwab #1 in the industry for innovation, Fortune Magazine is a Time Warner Company. © 2011 Cable News Network.

Additional Information

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information.  Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s web site (http://www.sec.gov).  These documents, when available, may also be obtained, free of charge, from Schwab’s web site, www.aboutschwab.com, under the tab “Financials and SEC Filings” or from optionsXpress’ web site,www.optionsXpress.com/investor, under the item “SEC Filings.”   Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010.  Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010.  This document contains forward-looking statements which involve a number of significant risks and uncertainties.

March 21, 2011

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